Exhibit 3

NEWS RELEASE

North American Palladium Announces Second Quarter 2014 Results

and Provides Update on Exploration

All figures are in Canadian dollars except where noted.

Toronto, Ontario, July 30, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced the operating, development, exploration and financial results for the second quarter ended June 30, 2014 (“Q2”).

Q2, 2014 Results Summary

•

Upgrades to the ore handling system were completed at the end of June and results to date in July demonstrate that more Offset Zone ore can be hoisted up the shaft as per plan. These upgrades are expected to improve the cost of operations.

•	Sold 40,716 ounces of payable palladium at a cash cost per ounce(1) of US$510; excluding approximately 4,200 ounces of payable palladium in inventory.

•

Realized palladium selling price of US$806 per ounce, giving a palladium operating margin of US$296 per ounce, or US$11.6 million. Palladium prices remain strong, with the July 29, 2014 price at US$884 per ounce.

•	Revenue of $50.5 million which includes $14.1 million of by-product revenue;

•	Adjusted EBITDA(1) of $10.4 million for the quarter and $20.2 million for the first six months of 2014.

•	Underground ore mined at LDI was 263,904 tonnes at an average grade of 4.9 g/t palladium.

•	Processed 243,041 tonnes of low grade surface stockpile at LDI at an average grade of 1.0 g/t palladium;

•

Underground production during the quarter averaged 2,900 tonnes per day and was impacted by equipment availability and big muck in stopes, but remains on track to achieve 5,000 tonnes per day by year end.

•

LDI mill processed 521,478 tonnes of ore at an average palladium head grade of 3.1 g/t palladium and a recovery rate of 83.6%. Mill recoveries for the first six months of 2014 are 84.1% and remain ahead of guidance.

•	During the quarter the company announced an additional $6 million in funding for exploration at depth to support potential future mine expansion.

•	Exploration drilling in the lower Offset Zone intersected a 74.0 meter interval with an average grade of 4.76 g/t palladium.

•	Exploration drilling in the upper Offset Zone intersected 20.2 meters with an average grade of 7.18 g/t palladium (north Offset) and 37.0 meters with an average grade of 3.72 g/t palladium.

•	Subsequent to quarter end, the Company announced the reduction of its senior secured term loan interest rate and the extension of its credit facility to July 3, 2015.

www.nap.com

“Our turn-around efforts at LDI achieved a significant milestone during the second quarter with the completion of the underground ore handling system upgrades, and increased utilization of the shaft for both ore hoisting and transportation of workers into the mine. These are critical elements in our efforts to improve underground ore production and ultimately increase payable palladium production,” said Phil du Toit, President and Chief Executive Officer. “Subsequent to the quarter end we announced a payment to Brookfield and a resumption of quarterly cash payments at the 15% interest level on our senior secured loan. The confidence we have in the ramp up and future cash flow generation capabilities of LDI allowed us to take this important step, which we expect will materially reduce our interest costs over the term of the loan.”

“Overall, we remain pleased with the operational progress we are making at LDI and are also encouraged by the continued promising results of our exploration program. Establishing a track record of consistent operations and extending the mine life at LDI are two ongoing objectives that we remain keenly focused on,” added Mr. du Toit. “The completion of the ore handling upgrades are now allowing us to hoist a majority of the Offset Zone ore, removing a production constraint,” said Jim Gallagher, Chief Operating Officer. “We have also begun partial replacements and upgrading of both the surface and underground mobile equipment fleets and continue to modify the mine design to supply better quality broken ore in more draw points. All of these items are leading to more consistent and reliable production which puts us on track to achieve our target of 5,000 tonnes per day by the end of this year.“During the quarter the Company experienced a main bearing failure at its surface crusher and appropriate repairs were made to the surface crusher to help ensure reliable production going forward.

Lac des Iles Operations

Q2 2014 Production

In the second quarter of 2014, the Company’s LDI mine produced 39,223 ounces of payable palladium at a total cash cost of US$510 per ounce(1). The cash cost is below our full year guidance of US$550. More payable palladium ounces sold and a favorable movement of the Canadian dollar were partially offset by increased production costs.

Payable palladium production in the second quarter was in line with management’s full year guidance for 2014 as the mine continued to balance production volumes between surface and underground ore sources during the transition period. During the second quarter, 506,945 tonnes of ore were mined at LDI, of which 263,904 tonnes came from underground sources (with an average palladium grade of 4.9 grams per tonne), and 243,041 tonnes came from surface stockpiles (with an average palladium grade of 1.0 grams per tonne). During the second quarter, the LDI mill processed 521,478 tonnes of ore at a combined average palladium mill head grade of 3.1 grams per tonne, at an 83.6% palladium recovery rate, and at a total cost of $56 per tonne milled.

The Company is encouraged by the operating results in the first six months of 2014, which have generally met or exceeded its expectations. During the first six months of 2014, upgrades to the ore handling system were completed, transportation of men and material via the shaft commenced and mill recoveries remained high; however; production has been impacted by repairs to the primary surface crusher, oversized muck and other equipment availability. The fatality at the mine site which was previously reported on July 11 2014 has impacted production for the first few weeks of July and is expected to result in lower production in the third quarter of 2014. Production is returning to normal and remediation steps are being implemented.

www.nap.com	2

The following table includes quarterly results for the first two quarters of 2014 and the last two quarters of 2013 and demonstrates some of the key trends in the business.

QUARTERLY TRENDS

	For the three months ended
	June 30 2014	March 31 2014		December 31 2013	September 30 2013
Palladium production – payable oz	39,223	42,641		30,979	30,097
US$ cash cost per palladium oz sold	US$510	US$492 (US$422	(1))	US$620	US$581
Underground mining – tonnes	263,904	275,845		231,346	208,097
Underground mining – tonnes per day	2,900	3,065		2,515	2,262
Milling – palladium head grade (g/t)	3.1	3.3		2.9	2.5
Milling – palladium recovery	83.6%	84.5%		81.5%	80.7%
Adjusted EBITDA ($000s)	$10,444	$9,743		$1,369	$3,189

(1)	After adjusting for the impact of approximately $2.7 million of power and propane costs associated with an unusually cold winter.

Exploration

On May 1, 2014, the Company announced a $6 million expansion to its 2014 LDI exploration budget. The revised $10 million program is principally focused on conversion and extension drilling on the lower part of the Offset Zone below the 1,065 meter mine level – the current lower limit of known proven and probable resources. Specific objectives of the lower Offset Zone drilling program are:

•	Define additional, inferred resources in the hangingwall and footwall zones to a depth of 1,600 meters;

•	Convert some of the existing inferred resources between depths of 1,100 to 1,300 meters to indicated category; and,

•	Determine the northern and southern limits and the strike, dip and plunge of the hangingwall and footwall zones below the 1,065 meter level.

Other objectives of the 2014 exploration program include resource conversion drilling in the upper Offset Zone directly to the north of current active and planned mining stopes;and delineation of new resources at the shallowest known level of the deposit in an area known as the upper Offset southeast extension.

The 2014 Offset Zone exploration program includes a total of 40,000 meters of drilling utilizing both surface and underground diamond drill rigs. Currently there are three surface exploration drills operating at LDI. Two of the surface drills are testing the down-plunge extension of the thickest part of the Offset Zone deposit (central Offset target). The third rig is testing the upper Offset southeast extension target, following up on an intersection in hole 13-717 of 37 meters having an average grade of 5.23 g/t Pd (see the company’s December 13, 2013 press release). Surface drilling is expected to continue until October 2014.

Year-to-date exploration drilling statistics are:

•	7,681 meters drilled in fourteen holes on all targets

•	4,040 meters drilled in six holes on lower Offset Zone targets

•	3,641 meters drilled in eight holes on upper Offset Zone targets

As of June 30, 2014, four holes were in progress.

www.nap.com	3

Highlights

Highlights for the second quarter 2014 drilling program are provided in the table below. The best result was obtained from hole 14-901 that pierced the central Offset target at a vertical depth of approximately 1,150 meters below surface and intersected an 83 meter interval with an average grade of 4.34 g/t palladium. To view supplemental information including a figure illustrating the relative position of the drill hole pierce points and a complete listing of anomalous drilling results for all holes completed in the second quarter of 2014 scroll to the end of this news release.

Selected drilling highlights for the second quarter of 2014 Offset Zone exploration program. The interval assays reported were selected using a 2.5 g/t Pd cut-off grade. Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 60 to 70% of the reported core lengths for the upper north, lower central and lower north Offset Zone targets. The strike and dip of the upper southeast extension target are not well enough constrained to support an accurate estimate of true widths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)

Upper Southeast	14-771	500.00	550.00	50.00	3.04	0.23	0.19

"	including	500.00	537.00	37.00	3.72	0.28	0.23

"	14-772	444.00	472.00	28.00	2.56	0.20	0.21

"	including	459.00	472.00	13.00	3.58	0.28	0.28

Upper North	14-802	477.76	498.00	20.24	7.18	0.49	0.76

"	including	479.00	493.95	14.95	9.32	0.62	1.02

"	14-804	358.00	383.00	25.00	2.72	0.25	0.14

"	including	375.90	383.00	7.10	5.58	0.46	0.23

"	14-805	329.00	351.00	22.00	3.40	0.24	0.27

"	including	331.00	345.00	14.00	4.76	0.31	0.20

Lower Central	14-901	610.00	693.00	83.00	4.34	0.32	0.50

"	including	610.00	684.00	74.00	4.76	0.35	0.52

Lower North	14-973	1867.00	1877.00	10.00	2.72	0.24	0.14

"	and	1885.00	1893.00	8.00	3.04	0.39	0.11

"	and	1906.43	1919.30	12.87	2.22	0.38	0.07

Management Analysis of Q2 Drilling Results

Although early in the program, the Company is pleased with the results received to date for the four target areas tested. The central Offset target is now believed to represent an area of structural thickening and, possibly, a structural embayment in which disseminated sulfides were concentrated in both the hangingwall and footwall zones. Regardless of its provenance, this part of the deposit typically contains much thicker and continuous palladium, nickel and copper mineralization than is present along strike to the north or south. The embayment concept has been effectively used for exploration in several magmatic sulfide mining camps including the Sudbury mining district. Available information from the central Offset target suggests that this area of thickening has a north-south strike, dips steeply to the east, plunges to the south at approximately 60 degrees, has an average strike length of approximately 300 meters, and displays an average composite thickness (i.e., the combined footwall and hangingwall zone thickness having an average grade exceeding a 2.5 g/t Pd cut-off grade) varying between 20 and 80 meters. Limited drilling on the lower-central Offset target completed in the second quarter of 2014 confirms that the zone extends to at least 1,150 meters depth. One historical hole (08-001) suggests that the embayment feature extends to at least 1,400 meters depth. Despite its southerly plunge the available drilling information suggests the central Offset Zone will not impinge on the shaft pillar if a future deepening of the existing mine shaft occurs.

www.nap.com	4

The drilling results reported are for the upper-north Offset Zone and the upper Offset southeast extension target and are still being assessed. In the case of the upper-north target, the Company remains optimistic that the new drilling results will support conversion of inferred and indicated resources to indicated and measured resources, ideally translating into new mining stopes being added to the mine plan. Initial analysis of the results from the upper Offset southeast extension target suggests that good potential exists to add palladium resources in this, the shallowest part of the Offset Zone deposit (approximately 400 meters depth).

Exploration Plans for the Remainder of 2014

An additional 30,000 meters of underground and surface drilling are expected to be completed before the end of the year. In August, two underground drill rigs will be positioned in the south end of the 655 meter level exploration drift and will begin systematic conversion drilling on the central Offset target below the 1,065 meter level. Surface drilling will continue to target deeper levels on the projected extension of the south-plunging central Offset target. An update on exploration results will be included as part of the Company’s third quarter results release.

Technical Information and Qualified Persons

The assay analyses performed during NAP’s exploration drilling programs are subject to a rigorous, formal quality assurance and quality control (QA/QC) program, details of which can are provided in the most recent Technical Report (March 2014 – see link on NAP’s website). Diamond drill core from exploration drilling is logged and sampled on site with samples transported by the Company to ALS Global’s sample preparation facilities in Thunder Bay. The sample pulps prepared in Thunder Bay are shipped by ALS Global to their Vancouver analytical laboratories, which constitute an independent accredited commercial laboratory for PGE assay and base metal analysis.

The exploration results section of this new release was prepared by Dave Peck, P.Geo., the Company’s Head of Exploration and a Qualified Person as defined by National Instrument 43-101. The Company’s exploration team designed and executed the drilling program under the direction of Robert D. Stewart, P.Geo., Exploration Department Chief Geoscientist, an employee of NAP and a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the exploration sections of this news release.

Financial Results(2)

Revenue for the second quarter was $50.5 million compared to $33.2 million in the second quarter of 2013. The increase in revenue was primarily due to favourable exchange rate movements, higher realized prices for palladium and greater palladium ounces sold. During the second quarter, the Company realized a palladium selling price of US$806 per ounce.

Net loss for the quarter was $10.0 million or $0.03 per share compared to a net loss of $26.3 million or $0.15 per share in the same quarter last year. The decrease in the net loss is primarily due to the impact of higher revenues, increased foreign exchange gains partially offset by increased production costs and increased interest expense and other costs.

www.nap.com	5

EBITDA(1) was $15.9 million for the second quarter, compared to negative $6.1 million in the same quarter last year. Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, foreign exchange gains and losses and mine restoration costs net of insurance recoveries) was $10.4 million in the second quarter of 2014, compared to $0.9 million in the second quarter of last year.

During the second quarter, the Company closed the second $35.0 million tranche related to its previously announced convertible unsecured subordinated debenture financing. As at June 30, 2014, the Company had cash and cash equivalents of $44.3 million compared to $9.8 million as at December 31, 2013. As at June 30, 2014, the Company’s credit facility availability was limited by the borrowing base to US$42.8 million of which US$37.1 million was utilized.

On July 7, 2014, the Company announced that it had paid US$23.4 million to its senior secured term loan lender representing US$16.2 million of accrued interest and US$7.2 million of associated pre-payment fee. Effective June 30, 2014, the Company reverted to a 15% annual interest rate on the senior secured term loan and the Company’s cash balance, after reflecting the payment, was approximately $19 million.

Q2 2014 Conference Call & Webcast Details

Date:	Wednesday, July 30, 2014
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8347411, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8347411, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations

Telephone: 416-360-7374

Email: jvincic@nap.com

(1)	Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.
(2)

NAP’s unaudited condensed interim consolidated financial statements for the second quarter ended June 30, 2014 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com and www.sec.gov.

www.nap.com	6

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the ramp-up at the Company’s LDI mine, timelines, production plans, projected expenditures, operating cost estimates, proposed mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund its current needs including for operating expenditures and for capital expenditures required to continue the LDI mine expansion at depth, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks to tailings capacity, ground conditions, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the LDI mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, risks related to employee relations and the availability of skilled labour, litigation, and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including the LDI mine ramp-up, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com	7

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	June 30 2014	December 31 2013
ASSETS
Current Assets
Cash and cash equivalents	$44,305	$9,793
Accounts receivable	55,477	38,556
Inventories	15,930	14,239
Other assets	1,727	6,968

Total Current Assets	117,439	69,556

Non-current Assets
Mining interests	445,594	456,239

Total Non-current Assets	445,594	456,239

Total Assets	$563,033	$525,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$20,087	$48,797
Credit facility	24,296	17,834
Current portion of obligations under finance leases	2,924	2,988
Current portion of long-term debt	32,687	173,656
Current derivative liability	1,012	492

Total Current Liabilities	81,006	243,767

Non-current Liabilities
Income taxes payable	125	1,286
Asset retirement obligations	15,195	13,638
Obligations under finance leases	7,386	8,744
Long-term debt	206,096	35,864

Total Non-current Liabilities	228,802	59,532

Shareholders’ Equity
Common share capital and purchase warrants	865,483	798,411
Stock options and related surplus	9,408	9,128
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(637,470)	(600,847)

Total Shareholders’ Equity	253,225	222,496

Total Liabilities and Shareholders’ Equity	$563,033	$525,795

www.nap.com	8

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Revenue	$50,497	$33,213	$99,233	$80,303

Mining operating expenses
Production costs	30,355	25,701	60,090	54,642
Smelting, refining and freight costs	4,130	3,406	8,313	7,208
Royalty expense	2,184	892	4,258	3,401
Depreciation and amortization	8,174	7,004	18,542	13,089
Loss on disposal of equipment	773	425	1,220	1,054

Total mining operating expenses	45,616	37,428	92,423	79,394

Income (loss) from mining operations	4,881	(4,215)	6,810	909

Other expenses
Exploration	1,891	2,192	2,659	7,032
General and administration	2,611	2,186	5,165	5,099
Interest and other income	(2,687)	(2,179)	(2,400)	(1,532)
Interest expense and other costs	16,010	2,006	28,984	3,184
Financing costs	4,348	2,318	8,384	2,399
Loss on extinguishment of long-term debt	—	11,035	—	11,035
Foreign exchange loss (gain)	(7,335)	4,495	641	5,317

Total other expenses	14,838	22,053	43,433	32,534

Loss from continuing operations before taxes	(9,957)	(26,268)	(36,623)	(31,625)
Income and mining tax recovery		—	—	—

Loss and comprehensive loss from continuing operations for the period	$(9,957)	$(26,268)	$(36,623)	$(31,625)
Income and comprehensive income from discontinued operations for the period	—	—	—	2,509

Loss and comprehensive loss for the period	$(9,957)	$(26,268)	$(36,623)	$(29,116)

Loss per share
Basic	$(0.03)	$(0.15)	$(0.13)	$(0.16)
Diluted	$(0.03)	$(0.16)	$(0.13)	$(0.17)

Loss from continuing operations per share
Basic	$(0.03)	$(0.15)	$(0.13)	$(0.17)
Diluted	$(0.03)	$(0.16)	$(0.13)	$(0.18)

Income from discontinued operations per share
Basic	$—	$—	$—	$0.01
Diluted	$—	$—	$—	$0.01

Weighted average number of shares outstanding
Basic	349,555,798	179,520,041	291,537,189	178,491,155
Diluted	349,555,798	179,633,511	291,537,189	178,601,618

www.nap.com	9

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period	$(9,957)	$(26,268)	$(36,623)	$(31,625)
Operating items not involving cash
Depreciation and amortization	8,174	7,004	18,542	13,089
Accretion expense (recovery)	(229)	945	(439)	1,899
Loss on extinguishment of debt	—	11,035	—	11,035
Share-based compensation and employee benefits	547	62	1,023	475
Unrealized foreign exchange loss (gain)	(6,952)	3,903	586	3,903
Loss on disposal of equipment	773	—	1,220	—
Interest expense and other	12,550	—	26,022	—
Financing costs	4,293	—	8,329	—
Other	—	86	—	1,022

	9,199	(3,233)	18,660	(202)
Changes in non-cash working capital	(13,006)	384	(39,216)	518

	(3,807)	(2,849)	(20,556)	316

Financing Activities
Issuance of common shares and warrants, net of issue costs	—	9,613	(38)	9,613
Issuance of convertible debentures, net of issue costs	32,979	—	61,443	—
Credit facility	22	(8,808)	6,107	14,192
Repayment of senior secured notes	—	(79,200)	—	(79,200)
Net proceeds of senior secured term loan	—	131,941	—	131,941
Repayment of obligations under finance leases	(890)	(258)	(1,686)	(1,573)
Interest paid	(114)	(1,318)	(1,565)	(5,907)
Other financing costs	(396)	—	(895)	—

	31,601	51,970	63,366	69,066

Investing Activities
Additions to mining interests, net	(5,569)	(27,805)	(8,457)	(65,873)
Proceeds on disposal of mining interests, net	159	—	159	990

	(5,410)	(27,805)	(8,298)	(64,883)

Increase in cash from continuing operations	22,384	21,316	34,512	4,499
Net cash provided by discontinued operations	—	—	—	20,142

Increase in cash	22,384	21,316	34,512	24,641
Cash and cash equivalents, beginning of period	21,921	23,493	9,793	20,168

Cash and cash equivalents, end of period	$44,305	$44,809	$44,305	$44,809

Cash and cash equivalents consisting of:
Cash	$44,305	$44,809	$44,305	$44,809
Short-term investments	—	—	—	—

	$44,305	$44,809	$44,305	$44,809

Foreign exchange included in cash balance	$1,704	$1,075	$1,704	$1,075

www.nap.com	10

North American Palladium 2014 Q2 Results News Release – Supplemental Information

Longitudinal projection, looking west, of the Offset Zone deposit based on a 1 g/t Pd grade shell. The projection shows the approximate location of pierce points into the hangingwall zone. The current Offset Zone resource block model treats the deposit as five contiguous but discrete grade domains as defined in the legend. Note that the lower Offset Zone remains open at depth in all directions and the upper Offset Zone remains partly open above the current limit of the 1 g/t Pd grade shell in the vicinity of the southeast extension (holes 14-771 and 14-772).

Legend
Upper Southeast (1)
Upper North (2)
Lower North (3)
Central Offset (4)
South (5)
Pierce points of completed drill holes to end of 2014 Q2
Shaft
-825m
14-772
14-771
1
2
3
4
5
Central Offset target
14-803
14-805
14-801
14-804
14-802
14-901
14-973
650m Level
750m Level
850m Level
950m Level
1050m Level
1065m Level
1150m Level
1250m Level
1350m Level
1450m Level
1550m Level
1650m Level
1750m Level
Upper Offset Zone
Lower Offset Zone
31300N
32340N
0
150
300
metres

www.nap.com	11

Elevated and anomalous Pd assays from the Q2 2014 Offset Zone drilling program. The assay intervals reported were selected using 1 g/t Pd and 2.5 g/t Pd cut-off grades. Average grades reported are weighted by individual sample core lengths. Assay intervals represent measured core lengths. True widths are estimated to represent between 60 and 70% of the reported core lengths for the upper north, lower central and lower north Offset Zone targets. The strike and dip of the upper southeast extension target are not well enough constrained to support an accurate estimate of true widths at this time.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni %	Cu %
Upper Southeast	14-771	436.00	437.00	1.00	1.27	0.15	0.09	0.09	0.09
“	and	452.00	453.00	1.00	1.17	0.10	0.11	0.08	0.08
“	and	491.00	492.00	1.00	1.65	0.18	0.09	0.07	0.08
“	and	500.00	550.00	50.00	3.04	0.23	0.19	0.09	0.06
“	including	500.00	537.00	37.00	3.72	0.28	0.23	0.09	0.07
“	including	547.00	550.00	3.00	2.63	0.21	0.13	0.07	0.05
“	and	557.00	558.29	1.29	1.57	0.15	0.07	0.05	0.05
“	and	560.88	564.00	3.12	1.20	0.17	0.08	0.06	0.05
“	and	569.00	570.00	1.00	1.47	0.13	0.08	0.05	0.05
“	14-772	93.00	95.00	2.00	3.41	0.38	0.17	0.12	0.12
“	and	102.00	103.00	1.00	1.01	0.11	0.05	0.05	0.04
“	and	120.40	127.14	6.74	1.65	0.17	0.05	0.10	0.06
“	including	121.17	121.87	0.70	2.57	0.30	0.15	0.08	0.08
“	including	125.00	125.86	0.86	3.59	0.06	0.04	0.08	0.04
“	and	138.00	144.28	6.28	1.94	0.21	0.18	0.08	0.09
“	and	174.00	175.00	1.00	1.11	0.11	0.07	0.05	0.04
“	and	199.00	206.00	7.00	1.13	0.12	0.09	0.07	0.05
“	and	233.00	234.00	1.00	1.05	0.12	0.14	0.08	0.07
“	and	237.00	238.00	1.00	1.25	0.13	0.12	0.06	0.04
“	and	367.00	369.94	2.94	1.74	0.19	0.11	0.07	0.06
“	including	367.00	368.11	1.11	3.75	0.39	0.22	0.11	0.12
“	and	433.00	435.00	2.00	1.75	0.15	0.17	0.07	0.06
“	and	443.00	474.00	31.00	2.41	0.19	0.20	0.07	0.05
“	including	444.00	472.00	28.00	2.56	0.20	0.21	0.07	0.06
“	including	459.00	472.00	13.00	3.58	0.28	0.28	0.07	0.06
“	and	482.00	489.00	7.00	1.05	0.11	0.09	0.06	0.03
Upper North	14-801	364.04	454.92	90.88	1.26	0.16	0.09	0.06	0.03
“	including	365.00	371.84	6.84	2.86	0.19	0.12	0.07	0.05
“	and	384.00	391.00	7.00	2.52	0.19	0.05	0.05	0.01
“	and	402.03	407.61	5.58	3.58	0.43	0.36	0.11	0.07
“	and	419.00	420.00	1.00	2.85	0.47	0.24	0.13	0.13
“	and	428.12	428.80	0.68	4.84	0.67	0.04	0.16	0.02
“	and	445.00	449.34	4.34	2.05	0.30	0.19	0.07	0.05

www.nap.com	12

page 2 or 3

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni %	Cu %
Upper North	14-802	477.76	498.00	20.24	7.18	0.49	0.76	0.07	0.03
(continued)	including	479.00	493.95	14.95	9.32	0.62	1.02	0.08	0.04
“	and	518.00	521.00	3.00	1.60	0.18	0.03	0.04	0.00
“	including	520.00	521.00	1.00	2.70	0.35	0.06	0.03	0.00
“	and	545.00	548.00	3.00	0.79	0.11	0.01	0.03	0.00
“	and	556.00	558.00	2.00	0.99	0.15	0.03	0.04	0.01
“	14-804	358.00	383.00	25.00	2.72	0.25	0.14	0.06	0.06
“	including	358.00	361.90	3.90	2.89	0.28	0.11	0.08	0.07
“	including	370.00	374.30	4.30	3.18	0.26	0.13	0.06	0.05
“	including	375.90	383.00	7.10	5.58	0.46	0.23	0.09	0.08
“	and	407.00	408.00	1.00	2.69	0.20	0.03	0.05	0.00
“	and	412.00	413.00	1.00	1.13	0.12	0.07	0.03	0.00
“	and	415.00	417.00	2.00	1.08	0.09	0.03	0.03	0.01
“	and	435.00	437.00	2.00	1.28	0.19	0.16	0.08	0.06
“	and	449.00	451.70	2.70	1.69	0.29	0.16	0.08	0.04
“	14-805	329.00	351.00	22.00	3.40	0.24	0.27	0.08	0.05
“	including	331.00	345.00	14.00	4.76	0.31	0.20	0.08	0.05
“	and	365.00	379.00	14.00	1.08	0.10	0.02	0.04	0.00
“	including	367.00	368.00	1.00	3.16	0.34	0.08	0.05	0.01
“	including	377.00	378.00	1.00	3.39	0.19	0.04	0.06	0.01
“	and	383.00	384.00	1.00	2.23	0.37	0.03	0.09	0.00
“	and	390.00	391.00	1.00	1.67	0.19	0.02	0.05	0.02
Lower Central	14-901	229.00	233.00	4.00	1.15	0.18	0.25	0.15	0.28
“	and	341.00	341.69	0.69	1.07	0.13	0.05	0.10	0.02
“	and	348.00	350.00	2.00	1.35	0.14	0.24	0.18	0.19
“	and	362.00	363.00	1.00	0.81	0.08	0.07	0.10	0.06
“	and	374.00	375.00	1.00	1.40	0.17	0.18	0.13	0.16
“	and	376.00	377.00	1.00	1.10	0.08	0.01	0.06	0.02
“	and	413.00	417.00	4.00	1.06	0.13	0.16	0.19	0.26
“	and	449.00	451.00	2.00	1.16	0.17	0.16	0.12	0.15
“	and	457.00	461.00	4.00	1.00	0.14	0.25	0.47	0.59
“	and	474.00	475.00	1.00	1.01	0.07	0.13	0.83	1.00
“	and	592.00	593.00	1.00	3.63	0.40	0.14	0.05	0.01
“	and	601.00	603.00	2.00	1.40	0.19	0.05	0.08	0.05
“	and	610.00	693.00	83.00	4.34	0.32	0.50	0.16	0.14
“	including	610.00	684.00	74.00	4.76	0.35	0.52	0.17	0.14
“	and	697.00	709.65	12.65	1.12	0.11	0.10	0.06	0.04
“	and	733.00	735.00	2.00	2.64	0.36	0.20	0.14	0.12

www.nap.com	13

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni %	Cu %
Lower Central	14-901	742.00	772.00	30.00	1.21	0.17	0.12	0.06	0.04
(continued)	including	759.00	763.00	4.00	2.89	0.25	0.03	0.11	0.05
“	and	782.00	784.00	2.00	1.09	0.14	0.12	0.12	0.12
“	and	815.00	821.00	6.00	1.75	0.13	0.16	0.09	0.10
“	and	817.00	818.00	1.00	2.73	0.17	0.37	0.15	0.15
“	and	875.00	877.00	2.00	1.02	0.07	0.10	0.10	0.11
Lower North	14-973	306.00	307.00	1.00	1.49	0.09	0.02	0.03	0.00
“	and	316.00	317.00	1.00	1.29	0.12	0.01	0.03	0.00
“	and	374.74	375.40	0.66	1.08	0.23	0.27	0.06	0.31
“	and	952.00	956.80	4.80	1.27	0.17	0.22	0.14	0.15
“	and	959.54	962.00	2.46	1.29	0.17	0.14	0.12	0.12
“	and	1070.17	1080.21	10.04	2.37	0.22	0.09	0.05	0.04
“	including	1071.36	1076.00	4.64	3.44	0.31	0.11	0.06	0.05
“	and	1235.00	1243.00	8.00	0.98	0.11	0.02	0.04	0.01
“	and	1248.81	1250.00	1.19	2.99	0.45	0.03	0.03	0.02
“	and	1262.00	1263.29	1.29	1.37	0.13	0.12	0.08	0.06
“	and	1373.00	1376.00	3.00	1.89	0.26	0.18	0.08	0.06
“	and	1423.04	1423.64	0.60	1.54	0.15	0.10	0.31	0.32
“	and	1442.16	1443.00	0.84	2.15	0.95	0.02	0.02	0.01
“	and	1464.00	1465.00	1.00	1.63	0.21	0.15	0.43	0.31
“	and	1835.00	1838.00	3.00	2.79	0.34	0.16	0.08	0.12
“	and	1852.00	1952.10	100.10	1.37	0.19	0.06	0.05	0.03
“	including	1855.00	1858.00	3.00	3.17	0.29	0.07	0.09	0.10
“	including	1855.00	1861.00	6.00	2.67	0.25	0.07	0.08	0.09
“	including	1859.00	1861.00	2.00	2.88	0.28	0.09	0.08	0.11
“	including	1867.00	1877.00	10.00	2.72	0.24	0.14	0.06	0.06
“	including	1885.00	1893.00	8.00	3.04	0.39	0.11	0.10	0.05
“	and	1906.43	1919.30	12.87	2.22	0.38	0.07	0.06	0.04
“	including	1906.43	1908.00	1.57	2.51	0.48	0.05	0.06	0.01
“	including	1909.55	1919.30	9.75	2.49	0.42	0.08	0.06	0.04
“	and	1964.00	1966.00	2.00	1.52	0.28	0.02	0.05	0.01
“	and	1971.11	1972.00	0.89	1.74	0.23	0.05	0.03	0.01
“	and	1976.00	1980.00	4.00	1.15	0.21	0.03	0.03	0.01
“	and	1983.00	1984.00	1.00	1.01	0.17	0.04	0.03	0.01
“	and	1991.28	1996.00	4.72	1.66	0.29	0.03	0.04	0.02
“	including	1994.00	1995.00	1.00	3.30	0.46	0.08	0.06	0.03

www.nap.com	14